January 11, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Terence O’Brien
Branch Chief

Re:	Polypore International, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Period Ended September 29, 2012
Filed November 1, 2012
File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and filed with the Commission on February 27, 2012 (the “2011 Form 10-K”) and our Form 10-Q for the period ended September 29, 2012 filed with the Commission on November 1, 2012.

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Form 10-K for the year ended December 31, 2011

Foreign Operations, page 37

1.              Given that foreign sales comprise over 60% of consolidated sales, please expand this disclosure in future filings to clearly explain why your foreign operations had a substantially lower profit margin in 2011 relative to your domestic operations. In this regard we note the corresponding disclosures of foreign pre-tax income and sales on pages 58 and 72. Please describe the positive and negative business, economic, regulatory, tax, geographic, and competitive factors that primarily contributed to the distinction between your domestic and foreign profit margins. Your analysis of these factors should enable investors to understand whether these factors are expected to have a continuing impact. Any factors that impact the comparability of the data on pages 58 and 72 should also be explained so investors can better understand your disclosures. See Section 501.12.b.4 of the Financial Reporting Codification.

Company response:  The Company agrees to provide the requested disclosures in future filings.

11430 N. Community House Road, Suite 350
Charlotte, NC 28277

Form 10-Q for the period ended September 29, 2012

Results of Operations, page 22

2.              In accordance with Item 303(a)(3)(iii) of Regulation S-K, sales variances must be explained by quantifying changes in volume and price, and a substantive analysis should be provided explaining the reasons for such changes, pursuant to Section 501.12.b.4 of the FRC. See also comment 3 in our letter to you dated January 31, 2012. It is not clear how you have complied with this prior comment in your segment discussion of sales and operating income. In this regard we note the one-sentence explanation you provide on page 24 for the 22.5% decline in Electronics and EDV segment sales. It is also not clear how you have complied with comment 3 in our letter dated November 30, 2011, in which we asked you to disclose in MD&A the extent to which specific product lines had a disproportionate impact on gross margin and/or operating income. In future filings, your disclosure should enable investors to understand the extent to which segment sales in each period were impacted by changes in sales prices and sales volumes. Further, please discuss and analyze the specific business, economic, technological, geographic and competitive factors you considered in launching the investment in capacity expansion (pages 21 and 22) and specifically address the adverse developments in these factors that have materially contributed to the negative sales variances. Fully describe the “long-term growth drivers” referenced in MD&A and disclose how the changes in those metrics impacted operating results and product supply and demand. Explain how these growth drivers support your disclosed expectation of future sales increases. Given that 66% of net sales for the nine months ended September 29, 2012 were from foreign locations, a more informative and substantive discussion of business, competitive and economic developments in your material foreign markets is required along with a correlation to the corresponding impact on sales. Disclose also the extent to which any of the factors listed on pages 3-4 of your December 31, 2012 Form 10-K materially impacted sales and/or operating results.

Company response:  The Company agrees to provide the requested disclosures in future filings.

3.              Please revise future filings to clarify for investors whether any adverse operating conditions have precipitated a material uncertainty over the recoverability of your assets. Refer to Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. We note from the third quarter earnings call that within the Electronics and EDVs segment you are operating at production levels that are below capacity, in which case there is a concern you may be operating certain facilities at a loss. If an impairment of those assets could be material to your segments’ quarterly operating results then quantify the carrying value of those assets. Note that disclosure is required unless management can make an objectively reasonable determination that a material impact is not reasonably likely to occur.

Company response:  The Company agrees to provide the requested disclosures in future filings.

4.              In future filings, please quantify the change in capacity utilization between periods and explain how that measure has impacted your gross margins. See the disclosure guidance on indicators of operating performance in Section 501.12.b.1 of the Financial Reporting Codification.

Company response:  The Company agrees to provide the requested disclosures in future filings.

Liquidity and Capital Resources, page 26

5.              You state “Inventory increased based on production and capacity planning for expected customer order patterns.” We also note this same disclosure in the prior two Forms 10-Q. Given that inventories as a percentage of quarterly net sales has increased from 47.4% at December 31, 2011 to 66.6% at September 29, 2012, and that the changes in inventories have negatively impacted your operating cash flows in each of the three quarters of fiscal 2012, please revise future filings to quantify inventory turnover, or other similar measure, for each period and to fully and clearly explain material fluctuations therein. In this regard, we note the corresponding representations in your letter dated June 16, 2009. Absent a specific disclosure, an investor cannot reasonably assess whether the inventory variance is due to a current oversupply of product which may adversely impact future earnings through plant production suspension costs and/or overhead absorption variances. In this regard we note that inventory has increased whereas sales have decreased.

Company response:  The Company agrees to provide the requested disclosures in future filings.

The Company makes the following acknowledgments:

•                  That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call John C. Jaye at Parker Poe Adams & Bernstein LLP ((704) 335-9872) or me ((704) 587-8447) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos
Chief Financial Officer

cc: Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

John C. Jaye, Parker Poe Adams & Bernstein LLP